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212-848-4668

WRITER’S EMAIL ADDRESS:
ngreene@shearman.com

 June 9, 2011

VIA EMAIL (WITH ENCLOSURE) AND EDGAR

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

SkyBridge Diversified Hedge Fund Portfolio, LLC
Registration Statement on Form N-2

Dear Ms. Browning:

On May 20, 2011 we filed a preliminary registration statement for SkyBridge Diversified Hedge Fund Portfolio, LLC (the “Fund”) on Form N-2 under the Securities Act of 1933 and the Investment Company Act of 1940.  On behalf of the Fund, we request selective review of this registration statement.1  We believe the registration statement is substantially similar to the registration statement on Form N-2 of SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (“MAHFP”) (Registration File Nos. 333-172034 and 811-21190, declared effective March 21, 2011).  MAHFP is advised by SkyBridge Capital II, LLC (“SkyBridge”), which also will serve as investment adviser to the Fund.  In furtherance of this request, we have attached to our email transmittal of this letter a copy of the Fund’s registration statement marked to show changes from the MAHFP registration statement, as filed pursuant to Rule 497 on March 22, 2011.

We note that the Fund has substantially the same investment objective, strategies, and risks as MAHFP, provided that the Fund’s investment objective, unlike that of MAHFP, will

1	See Investment Company Act Release No. 13768 (Feb. 15, 1984).

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NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

not be deemed a “fundamental policy”.  The Fund will also be subject to more restrictive limits than MAHFP with respect to permitted exposure to any one investment strategy and any one underlying investment fund.  Additionally, the fee structure of the Fund is yet to be fully determined but will differ from that of MAHFP and include a reduced management fee and no sales loads.

Additional substantive differences between the Fund’s registration statement and that of MAHFP include the following:  (i) unlike MAHFP, the Fund’s LLC agreement will not include (and the registration statement thus does not refer to) a provision allowing for mandatory dissolution of the Fund if a shareholder’s request to tender all of its shares is not accommodated within two years of the request, (ii)  in the Fund’s registration statement, references to SkyBridge serving as an administrator to the Fund have been removed, as SkyBridge will not serve in this capacity, (iii) the Fund’s registration statement includes disclosure that the Fund may reorganize into a master feeder structure without shareholder approval, (iv) the language of the Fund’s fundamental investment restrictions, particularly with respect to the making of loans, has been slightly modified, and (v) director fees for the Fund are yet to be determined.  Finally, because the Fund has no operating history, the Fund’s registration statement does not include any performance information for the Fund but does include performance information for MAHFP.

If you have any comments or questions, please do not hesitate to contact me at 212-848-4668.

Very truly yours,

/s/ Nathan J. Greene
Nathan J. Greene

cc:	Richard Pfordte (SEC)
Carmen Wong (S&S)
John Reiss (S&S)